Exhibit 12.1

TIER REIT, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(in thousands)

	Six months ended June 30,	Year ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Loss from continuing operations before income taxes, equity in operations of investments, and noncontrolling interests (A)	$(22,859)	$(53,428)	$(76,719)	$(65,010)	$(156,694)	$(109,397)
Add:
Distributions from investments	300	871	1,091	—	581	567
Amortization of capitalized interest	229	407	302	253	253	253
Fixed charges	26,578	60,541	88,563	115,654	138,023	155,972
Subtract:
Interest capitalized	(447)	(1,377)	(3,422)	(1,131)	(128)	—
Preferred dividends of consolidated subsidiaries	—	—	—	(10)	(8)	(8)
Non-controlling interest in pre-tax loss of subsidiaries that have not incurred fixed charges	10	71	1	1	—	126
Earnings	$3,811	$7,085	$9,816	$49,757	$(17,973)	$47,513

Fixed Charges:
Interest expense, including amortization	$25,687	$57,454	$67,373	$88,782	$99,918	$93,452
Interest expense, including amortization, included in discontinued operations	—	720	17,009	25,335	37,606	62,116
Interest capitalized	447	1,377	3,422	1,131	128	—
Interest within rental expense	444	990	759	396	363	396
Preferred dividends of consolidated subsidiaries	—	—	—	10	8	8
Total fixed charges	$26,578	$60,541	$88,563	$115,654	$138,023	$155,972

Preferred Stock Dividends	—	6	—	—	—	—

Total combined fixed charges and preferred stock dividends	26,578	60,547	88,563	115,654	138,023	155,972

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(B)	(B)	(B)	(B)	(B)	(B)

Deficiency (if ratio less than 1:1)	$(22,767)	$(53,462)	$(78,747)	$(65,897)	$(155,996)	$(108,459)

(A) Prior period amounts have been adjusted to conform with the current period presentation primarily as a result of property dispositions that are reflected as discontinued operations.

(B) The coverage ratio was less than 1:1 in the periods presented.